UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

SANDRIDGE PERMIAN TRUST

(Name of Issuer)

Common Units of Beneficial Interest

(Title of Class of Securities)

80007A102

(CUSIP Number)

Dickie D. Hunter

President

Montare Resources I, LLC

400 East Las Colinas Blvd., Suite 680

Irving, Texas 75039

(214) 676-4434

with a copy to:

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80007A102

1.	Names of Reporting Persons Montare Resources I, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,695,363 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,695,363 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,695,363 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.1% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Montare and Avalon Energy may be deemed part of a group within the meaning of Section 13(d) of the Act as a result of the transactions previously described in Item 4. Accordingly, such group may be deemed to collectively beneficially own 15,820,363 Common Units of the Issuer, representing approximately 30.1% of the 52,500,000 Common Units outstanding as of July 30, 2020 pursuant to the Issuer’s Quarterly Report 10-Q for the quarterly period ended June 30, 2020 filed with the Commission on August 7, 2020. The Common Units listed as beneficially owned by Montare exclude those Common Units held by Avalon Energy, as to which Montare disclaims beneficial ownership. The filing of this Schedule 13D shall not be construed as an admission that Montare is, for purposes of Section 13(d) of the Act, a group with Avalon Energy or any other holder of Common Units.

This Amendment to Schedule 13D (as amended, this “Schedule 13D”) relates to Common Units of Beneficial Interest (“Common Units”) of SandRidge Permian Trust, a Delaware statutory trust (the “Issuer”). This Schedule 13D amends the Schedule 13D previously filed with the Securities and Exchange Commission (the “Commission”) on August 27, 2020, as amended by Amendment No. 2 (Amendment No. 1 for Montare) thereto filed with the Commission on August 28, 2020, Amendment No. 3 (Amendment No. 2 for Montare) thereto filed with the Commission on September 8, 2020 and Amendment No. 4 (Amendment No. 3 for Montare) thereto filed with the Commission on September 11, 2020, by Avalon Energy and Montare and Amendment No. 4 with respect thereto filed with the Commission on September 28, 2020 by Montare by furnishing the information set forth below. Except as otherwise specified in this Schedule 13D, all previous Items of the Schedule 13D previously filed with the Commission are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the Commission.

Montare and Avalon Energy may be deemed a group for the purposes of Section 13(d)(3) of the Act as a result of the transactions previously described in Item 4. Based on information provided by Avalon Energy, Montare believes that they and Avalon Energy together as a “group” may be deemed to collectively beneficially own in the aggregate 15,820,363 Common Units, or 30.1% of the Common Units as of the date of this Schedule 13D. Montare expressly disclaims beneficial ownership of any securities beneficially owned or acquired by Avalon Energy or any other holder of Common Units.

Item 3. Source and Amount of Funds or other Consideration

Item 3 is hereby amended and supplemented as follows:

“Through various open market purchases between September 28, 2020 and September 30, 2020, Montare expended an aggregate of approximately $282,842 (excluding fees and commissions) to acquire 561,870 Common Units. The funds used for the purchase of these Common Units reported in this Schedule 13D were derived from general working capital of Montare.”

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

“Other than as set forth in Annex A hereto, there have been no transactions in the class of reported securities that were effected by Montare during the past sixty (60) days or since the most recent filing of Schedule 13D, whichever is less.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 1, 2020

MONTARE RESOURCES I, LLC

By:	/s/ Dickie D. Hunter
Name:	Dickie D. Hunter
Title:	President

ANNEX A

RECENT TRANSACTIONS BY MONTARE IN THE SECURITIES OF SANDRIDGE PERMIAN TRUST

Reporting Person	Date of Transaction	Description of Transaction	Shares Acquired	Price Per Common Unit (1)
Montare Resources I, LLC	09/28/2020	Open Market Purchases	125,588	$0.4903	(2)
Montare Resources I, LLC	09/29/2020	Open Market Purchases	224,174	$0.5006	(3)
Montare Resources I, LLC	09/30/2020	Open Market Purchases	212,108	$0.5141	(4)

(1)	Excluding fees and commissions.
(2)

This price represents the approximate weighted average price per Common Unit of purchases that were executed at prices ranging from $0.4725 to $0.4975 per Common Unit. Montare undertakes to provide, upon request by the Securities and Exchange Commission staff, the Issuer or a security holder of the Issuer, full information regarding the price per Common Unit and the number of Common Units purchased at each price.

(3)

This price represents the approximate weighted average price per Common Unit of purchases that were executed at prices ranging from $0.4910 to $0.5210 per Common Unit. Montare undertakes to provide, upon request by the Securities and Exchange Commission staff, the Issuer or a security holder of the Issuer, full information regarding the price per Common Unit and the number of Common Units purchased at each price.

(4)

This price represents the approximate weighted average price per Common Unit of purchases that were executed at prices ranging from $0.5125 to $0.5225 per Common Unit. Montare undertakes to provide, upon request by the Securities and Exchange Commission staff, the Issuer or a security holder of the Issuer, full information regarding the price per Common Unit and the number of Common Units purchased at each price.